-----------------------------
                                                             OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number 3235-0145
                                                   Expires: December 31, 2005
                                                   Estimated average burden
                                                   hours per response ..... 11
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)


                           Ophthalmic Imaging Systems
                      -------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                     --------------------------------------
                         (Title of Class of Securities)

                                     683737
                                   -----------
                                 (CUSIP Number)

   MediVision Medical Imaging Ltd.         Henry I. Rothman, Esq.
   P.O. Box 45, Industrial Park            Jenkens & Gilchrist Parker Chapin LLP
   Yokneam Elit                            The Chrysler Building
   20692 Israel                            405 Lexington Avenue
   Attn: Arie Shenhar                      New York, New York 10174
   972-4-9894884                           212-704-6000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 21, 2003
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683737                        13D                    Page 2 of 6 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        MediVision Medical Imaging Ltd.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: ***


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             12,180,851
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           -0-
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        12,180,151
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      -0-

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        12,180,851
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        85%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 683737                        13D                    Page 3 of 6 Pages
--------------------------------------------------------------------------------

         AMENDMENT NO. 2 TO SCHEDULE 13D

         This filing constitutes Amendment No. 2 to the Statement on Schedule 13D (the "Schedule 13D") filed on behalf of MediVision Medical Imaging Ltd. (the "MediVision") with respect to the shares of common stock (the "Shares") of Ophthalmic Imaging Systems ("OIS").

         Except as to Items 5, 6 and 7, no change has occurred with respect to the answer to any items of this Schedule 13D from information last reported in respect of such item.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         In June 2003, MediVision converted its line of credit extended to OIS into 6,216,216 Shares. Prior to such conversion, MediVision owned 5,964,635 Shares. Presently, MediVision owns 12,180,851 Shares or, 85% of the outstanding Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         MediVision and OIS entered into an Amendment No. 2 to Working Capital Funding Agreement ("Agreement"), dated May 21, 2003, to extend the maturity date on the notes issued in connection with the Agreement until January 1, 2005.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Amendment No. 2 to Working Capital Funding Agreement

CUSIP No. 683737                        13D                    Page 4 of 6 Pages
--------------------------------------------------------------------------------


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   August 22, 2003
                                        ----------------------------------------
                                                          Date


                                        MEDIVISION MEDICAL IMAGING LTD.



                                        By: /s/ Noam Allon
                                            ------------------------------------
                                            Name:   Noam Allon
                                            Title:

                                                                       Exhibit 1

    AMENDMENT NO. 2 TO WORKING CAPITAL FUNDING AGREEMENT AND SHORT -TERM NOTE

     This AMENDMENT NO. 2 TO WORKING CAPITAL FUNDING AGREEMENT AND SHORT-TERM NOTE, dated as of May 21, 2003 ("Amendment No. 2"), is entered into by and between Ophthalmic Imaging Systems, a California corporation ("OIS"), and MediVision Medical Imaging Ltd., and Israeli corporation ("MediVision").

                              W I T N E S S E T H:

     WHEREAS, OIS and MediVision are parties to that certain Working Capital Funding Agreement, dated as of July 13, 2000 and amendment No. 1 The working Capital Funding Agreement as of July 1, 2001 (the "Agreement"), whereby, among other things, MediVision agreed to make loans to OIS for working capital purposes in the principal amount of up to $2,500,000 (the "Maximum Principal Amount"), which borrowings are convertible, at MediVision's option, into shares of OIS common stock pursuant to the terms and conditions contained in the Agreement (all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement);

     WHEREAS, OIS has executed and delivered to MediVision the Working Capital Note evidencing the foregoing;

     WHEREAS, the parties hereto desire to amend the Agreement and the Working Capital Note in accordance with the terms and conditions set forth herein, which the parties hereto acknowledge and agree is for their mutual benefit and understanding.

     NOW, THEREFORE, intending to be legally bound and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Amendment. The Agreement is hereby amended to modify the repayment terms and to extend the maturity date to January 1, 2005. Payments made against these notes, including the Short-Term Note are to be applied on a First in First out
(FIFO) basis application to the principal and interest of the oldest Note on record.

     2. Options. With the extended maturity date of the notes, the option conversion period is extended to conform to the amendments in this agreement.

     3. Ratification. Except as expressly modified by this Amendment No. 2, the Agreement and all of its terms, covenants, and provisions is in all respects, ratified, confirmed and approved. This Amendment No. 2 shall become effective on the date hereof.

     4. Counterparts. This Amendment No. 2 may be executed in counterparts, each of which shall be deemed an original, but all of which shall be deemed to be and constitute one and the same instrument.

     5. Counterparts. This Amendment No. 2 may be executed in counterparts, each of which shall be deemed an original, but all of which shall be deemed to be and constitute one and the same instrument.


     IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 2 to Working Capital Funding Agreement as of the date first above written.

OPHTHALMIC IMAGING SYSTEMS

By:
    -------------------------------------------------
Name:
      -----------------------------------------------
Title:
       ----------------------------------------------

Address:                   221 Lathrop Way, Suite I
                           Sacramento, CA  95815
                           Attention:  C.E.O.
                           Facsimile No.  (916) 646-0207
                           Telephone No.  (916) 646-2020


MEDIVISION MEDICAL IMAGING LTD.

By:
    -------------------------------------------------
Name:
      -----------------------------------------------
Title:
       ----------------------------------------------

Address: P.O. Box 45
                           Industrial Park
                           Yokneam Elit
                           20692 Israel



    [SIGNATURE PAGE TO AMENDMENT NO. 2 TO WORKING CAPITAL FUNDING AGREEMENT]